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Exhibit 99.3

CONTACT: (206) 622-4191
Fran Conley, CEO
Ernie Johnson, CFO

Cutter & Buck Announces Third Quarter Results
and Conference Call March 13, 2003

SEATTLE, March 12, 2003. /PRNewswire-FirstCall/—Cutter & Buck Inc. (Nasdaq: CBUK) today announced results of its third quarter ended January 31, 2003.

Results of Third Quarter Fiscal 2003

        For the quarter ended January 31, we had the following results:

	2003	2002
	(unaudited)
In millions, except per share data
Net Sales	$34.6	$33.3
Gross Profit %	43.0%	33.2%
Net Loss	$(9.7)	$(8.5)
Loss Per Share	$(0.91)	$(0.80)

        For the 9 months ended January 31, we had the following results:

	2003	2002
	(unaudited)
In millions, except per share data
Net Sales	$110.5	$118.3
Gross Profit %	42.5%	38.3%
Net Loss	$(11.0)	$(9.3)
Loss Per Share	$(1.04)	$(0.88)
	January 31, 2003	April 30, 2002	January 31, 2002
	(unaudited)	(audited)	(unaudited, restated)
In millions
Accounts receivable	$15.9	$41.9	$22.9
Inventories	$37.8	$26.2	$47.8
Working Capital	$67.5	$71.9	$70.1
Shareholders' Equity	$73.0	$83.4	$83.8

        "We entered our fourth quarter with a strong balance sheet," said Ernie Johnson, CFO. "With $68 million in working capital and $73 million in shareholders' equity, we have ample resources for our business. In addition, we are very pleased with the decrease in inventory, from $48 million a year ago to $38 million in January; and in accounts receivable, which decreased from $23 million to $16 million. We believe the quality of these receivables is high in spite of the economic climate."

        "These financial results reflect four major activities," said Fran Conley, CEO. "We are running a wholesale sportswear business, shutting down our own retail stores, restructuring other businesses, and dealing with the legacy of restating our earnings. Our wholesale business includes designing, sourcing, and selling high quality sportswear to golf and specialty retailers, to corporations, and to our international distributors and licensees. This is our main business, accounting for 86% of our sales for the last nine months. However, the other three activities also affected our financial results, and we look at each of these activities in order to get a clearer view of our operating results and the trends. That is why we are presenting in Table B supplementary data showing the results of each of these activities, and we will discuss each below.

        "Our strategy is simple: to improve the performance of our wholesale* business, while disposing of unprofitable businesses and resolving pending litigation," continued Conley. "We have made progress in implementing that strategy."

        In the wholesale* business, before the charges for restatement and restructuring, the Company decreased operating costs and improved margins, so that both the quarter and the nine months show improved performance over last year, in spite of lower sales. For the nine months the wholesale* business before the charges produced $1.9 million pre-tax income, as compared with a pre-tax loss of $1.8 million last year. For the quarter, which is Cutter & Buck's seasonally low quarter, the wholesale* business before the charges produced a pre-tax loss of $1.7 million, compared to a pre-tax loss of $3.1 million last year. (Table B) The company believes that this wholesale business will continue to be profitable on an annual basis, before any restructuring or restatement charges.

        Within this wholesale* business, Cutter & Buck experienced a decrease in sales of 12% for the 9 months and 10% for the quarter. "We'd prefer to see growth," continued Conley, "but given both company-specific and industry-wide events, we believe that these sales results show the continuing strength of the brand." Company-specific events include some retailer concerns related to the recent restatement. Industry-wide events include the ongoing weakness both in retail and in travel; the latter has a significant impact on the golf business in general, and on corporations' demand. "It is noteworthy that in spite of all of these factors, our business with corporations grew during the quarter," said Conley.

Footnote * "Wholesale" refers to our business designing, sourcing, and selling high quality sportswear to golf and specialty retailers, to corporations, and to our international distributors and licensees.

        "We are satisfied with our progress in disposing of our retail stores," said Conley. The liquidation sales in the stores went well, and the company has reached agreements with a majority of the stores' landlords, with six deals not yet finalized. "We currently expect that the costs of the shutdown will be at the low end of our previous estimates, which were: $12 to $15 million pre-tax charges, after-tax charges of $10 to $13 million, and an after-tax cash impact of $5 to $7 million," said Conley. As Table B shows, for the nine months year to date the retail stores show a pre-tax loss of $10 million (which includes both operating and shutdown). $9 million of this pre-tax loss was recorded in the January quarter.

        "We believe that the bulk of the company's restructuring is now behind us," said Conley. The nine months restructuring charges were $3.8 million, compared with $4.9 million last year. Most of this year's charge is the previously reported abandonment of unneeded warehouse space.

        To date, the Company has incurred $2.5 million in costs related to the October restatement of its financial history. $1.3 million of these costs were incurred in the January quarter. The Company expects that the costs related to the restatement will exceed $5 million, but cannot estimate the specific amounts or timing. Costs of restatement include the costs of dealing with governmental investigations and lawsuits, as well as retention incentives for certain employees. At present, the SEC is continuing its investigation. The securities class action lawsuits have been combined into one, and a lead plaintiff has been named. The derivative lawsuit to recoup costs associated with the restatement is still pending. Cutter & Buck is seeking legal redress against Genesis, the company which carried and then attempted to rescind our D&O coverage.

Conference call:

        Cutter & Buck invites investors to listen to a broadcast of the company's conference call to discuss these matters. The conference call will be broadcast live over the Internet at 8 AM Pacific Time March 13, 2003. To listen to the conference call, go to http://www.cutterbuck.com. At the website select

"investor relations". The call will be archived shortly after its completion and will be available on the web through March 27, 2003. The call can also be accessed at 1-800-839-0860, PIN 1125, through March 27, 2003.

        Statements made in this news release that are not historical facts are forward-looking statements. Actual results may differ materially from those projected in any forward-looking statements. Specifically, there are a number of important factors that could cause actual results to differ materially from those anticipated by any forward-looking statements. Those factors include, but are not limited to the following: the ability of the company to successfully negotiate the remaining lease termination agreements for its retail stores; the exposure of the company to additional costs resulting from the termination of retail operations, including costs associated with any related litigation; the ability of the company to control costs and expenses; the Company's ability to utilize tax losses; relations with and performance of suppliers; the Company's ability to carry out successful designs and effectively advertise and communicate with the marketplace and to penetrate chosen distribution channels; competition; access to capital; risks related to the timely performance of third parties, such as shipping companies, including risks of strikes or labor disputes involving these third parties; the ability to retain key employees and to maintain the integrity of the Company's technology and information systems; maintaining satisfactory relationships with our banking partners; political and trade relations; the overall level of consumer spending on apparel; global economic conditions and additional threatened terrorist attacks and responses thereto, including war. Additional information on these and other factors, which could affect the company's financial results, are included in its Securities and Exchange Commission filings. Finally, there may be other factors not mentioned above or included in the company's SEC filings that may cause actual results to differ materially from any forward-looking statements. You should not place undue reliance on these forward-looking statements. The company assumes no obligation to update any forward-looking statements as a result of new information, except as may be required by securities laws.

About Cutter & Buck

        Cutter & Buck designs and markets upscale sportswear and outerwear under the Cutter & Buck brand. The Company sells its products primarily through golf pro shops and resorts, corporate sales accounts and specialty retail stores. Cutter & Buck products feature distinctive, comfortable designs, high quality materials and manufacturing, and rich detailing.

Cutter & Buck
FINANCIAL HIGHLIGHTS
Table A
Condensed Consolidated Statements of Operations
(unaudited, unless otherwise stated)(in thousands, except per share data)

	Three Months Ended January 31,		Nine Months Ended January 31,
	2003	2002	2003	2002
		(restated)		(restated)
Net sales	$34,583	$33,283	$110,539	$118,312
Cost of sales	19,720	22,217	63,614	73,009

Gross profit	14,863	11,066	46,925	45,303
Operating expenses:
Selling, general and administrative	15,762	15,784	44,432	50,508
Restructuring and asset impairment	(45)	4,879	3,845	4,879
Costs to close retail stores	9,556	2,503	9,556	2,503
Restatement expenses	1,275	—	2,529	—

Total operating expenses	26,548	23,166	60,362	57,890

Operating loss	(11,685)	(12,100)	(13,437)	(12,587)
Other expense	(95)	(336)	(321)	(1,280)

Loss before income taxes	(11,780)	(12,436)	(13,758)	(13,867)
Income tax benefits	(2,080)	(3,934)	(2,752)	(4,532)

Net loss	$(9,700)	$(8,502)	$(11,006)	$(9,335)

Basic and diluted loss per share	$(0.91)	$(0.80)	$(1.04)	$(0.88)

Shares used in computation of:
Basic and diluted loss per share	10,626	10,575	10,608	10,564

Cutter & Buck, Inc.
Table B:
Segment results
(in thousands) (unaudited)

	Three months ended January 31, 2003			Three months ended January 31, 2002
	Wholesale	Retail(C)	Total	Wholesale	Retail(C)	Total
Net sales	$25,583	$9,000	$34,583	$28,401	$4,882	$33,283
Gross profit	9,975	4,888	14,863	8,164	2,902	11,066
Operating expenses:
Depreciation & amortization	1,383	242	1,625	1,167	329	1,496
Other SG&A	10,153	3,984	14,137	11,923	2,365	14,288
Restructuring	(45)	—	(45)	4,879	—	4,879
Costs to close retail stores	—	9,556	9,556	—	2,503	2,503
Restatement	1,275	—	1,275	—	—	—

Total operating expenses	12,766	13,782	26,548	17,969	5,197	23,166
Interest expense	157	—	157	382	—	382
Other (income)	(62)	—	(62)	(46)	—	(46)

Loss before income taxes	$(2,886)	$(8,894)	$(11,780)	$(10,141)	$(2,295)	$(12,436)

To understand the performance of our underlying business, management considers it useful to review our operating results excluding restructuring and restatement expenses, and the former European operations.

Other (income) expense of European operations(A)	—	2,166
Restructuring expenses	(45)	4,879
Restatement expenses	1,275	—

Wholesale* business loss excluding restructuring, restatement and European operations(B)	$(1,656)	$(3,096)
	Nine months ended January 31, 2003			Nine months ended January 31, 2002
	Wholesale	Retail(C)	Total	Wholesale	Retail(C)	Total
Net sales	$95,395	$15,144	$110,539	$108,411	$9,901	$118,312
Gross profit	38,688	8,237	46,925	39,467	5,836	45,303
Operating expenses:
Depreciation & amortization	3,935	677	4,612	3,901	903	4,804
Other SG&A	31,822	7,998	39,820	39,083	6,621	45,704
Restructuring	3,845	—	3,845	4,879	—	4,879
Costs to close retail stores	—	9,556	9,556	—	2,503	2,503
Restatement	2,529	—	2,529	—	—	—

Total operating expenses	42,131	18,231	60,362	47,863	10,027	57,890
Interest expense	528	—	528	1,349	—	1,349
Other (income)	(207)	—	(207)	(69)	—	(69)

Loss before income taxes	$(3,764)	$(9,994)	$(13,758)	$(9,676)	$(4,191)	$(13,867)

To understand the performance of our underlying business, management considers it useful to review our operating results excluding restructuring and restatement expenses, and the former European operations.

Other (income) expense of European operations(A)	(689)	2,967
Restructuring expenses	3,845	4,879
Restatement expenses	2,529	—

Wholesale* business income (loss) excluding restructuring, restatement and European operations(B)	$1,922	$(1,830)

(A)
Other income (expense) for the former European operations includes the net impact of the European operations' gross margin and operating expenses. These operating expenses do not include restructuring charges, which are included in the Restructuring expenses line item.

(B)
2002 amount includes a $1.2 million inventory write down recorded in our cost of goods sold relating to exiting the golf shoe business.

(C)
The retail segment includes direct operation expenses but excludes intracompany allocations.

Cutter & Buck, Inc.
Condensed Consolidated Balance Sheets
(in thousands) (unaudited, unless otherwise stated)

	January 31, 2003	April 30, 2002	January 31, 2002
		(audited)	(restated)
Assets
Current Assets:
Cash and cash equivalents	$15,847	$6,989	$10,675
Accounts receivable	15,905	41,904	22,858
Inventories	37,811	26,208	47,802
Other current assets	17,100	14,289	11,094

Total current assets	$86,663	$89,390	$92,429
Furniture and equipment, net	9,529	16,444	17,502
Other assets	852	935	1,820

Total assets	$97,044	$106,769	$111,751

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	$8,994	$7,273	$7,167
Short-term borrowings	—	—	7,031
Accrued liabilities	7,359	6,854	4,739
Current portion of capital lease obligations	2,401	3,212	3,163
Other current liabilities	446	126	254

Total current liabilities	19,200	17,465	22,354
Long-term debt, net of current portion, and other liabilities	4,879	5,909	5,624
Total shareholders' equity	72,965	83,395	83,773

Total liabilities and shareholders' equity	$97,044	$106,769	$111,751

Cutter & Buck, Inc.
Summary of Net Sales by Strategic Business Unit
(in thousands) (unaudited)

	Three Months Ended January 31,
			Increase (Decrease)	Percent Change
	2003	2002
In Thousands, except percent change
Golf	$5,808	$7,021	$(1,213)	(17.3)%
Corporate	12,963	11,668	1,295	11.1
Specialty	4,020	5,126	(1,106)	(21.6)
International	674	1,867	(1,193)	(63.9)
Other	2,118	2,719	(601)	(22.1)

Total Wholesale	25,583	28,401	(2,818)	(9.9)
Retail	9,000	4,882	4,118	84.4

Total Consolidated	$34,583	$33,283	$1,300	3.9%

	Nine Months Ended January 31,
			Increase (Decrease)	Percent Change
	2003	2002
In Thousands, except percent change
Golf	$29,734	$33,372	$(3,638)	(10.9)%
Corporate	41,330	42,197	(867)	(2.1)
Specialty	16,358	19,067	(2,709)	(14.2)
International	2,353	6,048	(3,695)	(61.1)
Other	5,620	7,727	(2,107)	(27.3)

Total Wholesale	95,395	108,411	(13,016)	(12.0)
Retail	15,144	9,901	5,243	53.0

Total Consolidated	$110,539	$118,312	$(7,773)	(6.6)%

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  Exhibit 99.3
Cutter & Buck FINANCIAL HIGHLIGHTS Table A Condensed Consolidated Statements of Operations (unaudited, unless otherwise stated)(in thousands, except per share data)
Cutter & Buck, Inc. Table B: Segment results (in thousands) (unaudited)
Cutter & Buck, Inc. Condensed Consolidated Balance Sheets (in thousands) (unaudited, unless otherwise stated)
Cutter & Buck, Inc. Summary of Net Sales by Strategic Business Unit (in thousands) (unaudited)